UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of September 22, 2014

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following documents:

Press release dated September 17, 2014: RiT Technologies Announces New Debt-To-Equity Conversion Transaction With Principal Shareholder

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

Press release dated September 2, 2014: RiT Technologies Launches Advanced Fiber Optic Cabling Solution in India

A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

Press release dated August 25, 2014: RiT Technologies Announces Issuance of 451 Research Report on CenterMind(TM) Software Suite and the DCIM Market

A copy of the press release is attached as Exhibit 99.3 to this Form 6-K.

Press release dated August 20, 2014: Photo Release -- RiT Technologies Provides Communication Network for Moscow's New Spartak Stadium

A copy of the press release is attached as Exhibit 99.4 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: September 22, 2014	By:	/s/ Elan Yaish
Elan Yaish, CFO

EXHIBIT INDEX

Exhibit Number 99.1	Description of Exhibit Press release dated September 17, 2014: RiT Technologies Announces New Debt-To-Equity Conversion Transaction With Principal Shareholder

99.2	Press release dated September 2, 2014: RiT Technologies Launches Advanced Fiber Optic Cabling Solution in India

99.3	Press release dated August 25, 2014: RiT Technologies Announces Issuance of 451 Research Report on CenterMind(TM) Software Suite and the DCIM Market

99.4	Press release dated August 20, 2014: Photo Release -- RiT Technologies Provides Communication Network for Moscow's New Spartak Stadium